Filed by TurboChef Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the
Securities Exchange Act of 1934

Subject Company: TurboChef Technologies, Inc.
Commission File No.: 001-32334

The following is a press release issued by TurboChef on November 28, 2008.

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SEC Declares Middleby Form S-4
Registration Effective

Atlanta, Georgia, November 28, 2008 – TurboChef Technologies, Inc. (NASDAQ-GM: OVEN) today announced that the United States Securities and Exchange Commission has declared effective the Registration Statement on Form S-4, including the proxy statement/prospectus, relating to The Middleby Corporation’s (NASDAQ-GSM: MIDD) proposed acquisition of TurboChef. TurboChef will hold a special meeting of its stockholders on December 31, 2008, to vote on the proposed transaction.

TurboChef previously set the close of business on November 24, 2008, as the record date for determining stockholders who will be entitled to vote on the transaction. TurboChef plans to begin mailing the proxy statement/prospectus today to all eligible TurboChef stockholders.

The parties expect closing to occur promptly following satisfaction of all of the conditions to closing contained in the agreement, including the receipt of stockholder approval and other customary conditions.

About TurboChef

TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products for the worldwide commercial primary cooking equipment market and offers equipment for residential markets through the application of its high-speed cooking technologies, as well. TurboChef’s user-friendly speed cook ovens employ proprietary combinations of heating technologies to cook a variety of food products at speeds faster than, and to quality standards that it believes are comparable or superior to, that of conventional heating methods.  The address of TurboChef’s principal executive offices is Six Concourse Parkway, Suite 1900, Atlanta, GA  30328. Visit TurboChef at www.turbochef.com.

Important Information

In connection with the proposed merger transaction involving TurboChef, Middleby and Chef Acquisition Corp., Middleby has filed a registration statement on Form S-4 containing a proxy statement/prospectus for stockholders of TurboChef with the SEC, and Middleby and TurboChef may be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS THE OTHER DOCUMENTS REFERRED TO IN THE PROXY STATEMENT/PROSPECTUS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus has been mailed to TurboChef’s stockholders. Stockholders may obtain a copy of the proxy statement/prospectus, as well as other filings containing information about Middleby and TurboChef, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TurboChef Technologies, Inc., Attention: Investor Relations, Six Concourse Parkway, Suite 1900, Atlanta, GA 30328.

TurboChef and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of TurboChef in connection with the proposed transaction. Information about TurboChef’s directors and executive officers is available in TurboChef’s proxy statement, dated June 11, 2008, for its 2008 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other materials referred to in the proxy statement/prospectus.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of TurboChef and Middleby and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain TurboChef stockholder approval; the risks that Middleby’s and TurboChef’s businesses will not be integrated successfully; the risk that Middleby and TurboChef will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Middleby’s and TurboChef’s commercial and residential market; access to capital, the competitive environment and related market conditions. Additional factors that could cause Middleby’s and TurboChef’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Middleby and the 2007 Annual Report on Form 10-K of TurboChef filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Middleby and TurboChef, and available at the SEC’s Internet site (http://www.sec.gov). Neither Middleby nor TurboChef undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.